FIRST QUARTER

Interim Consolidated Financial Statements

Three Months Ended March 31, 2013

(Expressed in Canadian Dollars)

(Unaudited And Subject To Year-End Adjustments)

S A M E X      M I N I N G      C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	MARCH 31,	DECEMBER 31,
	2013	2012
	(UNAUDITED)
ASSETS

CURRENT ASSETS
CASH	$1,084,924	$2,756,359
GOLD AND SILVER BULLION (NOTE 2)	-	642,690
OTHER CURRENT ASSETS	74,726	131,996

	1,159,650	3,531,045
NON-CURRENT ASSETS
EQUIPMENT (NOTE 3)	98,022	102,227
EXPLORATION AND EVALUATION ASSETS (NOTE 4)	19,097,387	18,139,082

	19,195,409	18,241,309

TOTAL ASSETS	$20,355,059	$21,772,354

LIABILITIES

CURRENT
TRADE PAYABLES AND ACCRUED LIABILITIES	$54,620	$193,848

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 5)	50,038,530	50,038,530
RESERVE	5,661,815	6,192,002
DEFICIT	(35,399,906)	(34,652,026)

	20,300,439	21,578,506

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$20,355,059	$21,772,354

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Sasan Sadeghpour”

“Travis Cocke”

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	THREE MONTH ENDED
	MARCH 31,
	2013	2012
		(RESTATED -
		NOTE 10)
EXPENSES

AMORTIZATION	$10,792	$8,567
CONSULTING FEES	75,964	3,626
FOREIGN EXCHANGE	2	577
INTEREST AND
BANK CHARGES	(2,617)	6,065
MINERAL INTERESTS
ADMINISTRATION AND
INVESTIGATION COSTS	114,665	93,630
OFFICE AND
MISCELLANEOUS	17,065	21,819
PROFESSIONAL FEES	54,704	82,116
REGULATORY FEES	7,062	13,345
SALARIES AND BENEFITS	1,368,217	117,727
STOCK-BASED
COMPENSATION (NOTE 5)	87,126	-
TRANSFER AGENT FEES	1,582	1,140
TRAVEL AND PROMOTION	8,615	36,312

LOSS FROM OPERATIONS	1,743,177	384,924

(GAIN) ON GOLD AND SILVER
BULLION (NOTE 2)	(9,063)	(494,292)

NET (EARNINGS) LOSS	1,734,114	(109,368)

OTHER COMPREHENSIVE EARNINGS
TRANSLATION (GAIN)	(368,921)	(421,418)

COMPREHENSIVE (EARNINGS) LOSS	$1,365,193	$(530,786)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	126,733,719	126,725,386

(EARNINGS) LOSS PER SHARE - BASIC AND DILUTED	$0.01	$(0.01)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	SHARE CAPITAL		RESERVES
			SHARE-BASED	FOREIGN
	NUMBER		PAYMENT	EXCHANGE
	OF SHARES	AMOUNT	RESERVE	RESERVE	DEFICIT	TOTAL

BALANCE AT JANUARY 1, 2012	126,708,719	$50,033,530	$3,267,329	$(1,382,972)	$(32,870,797)	$19,047,090

TOTAL COMPREHENSIVE EARNINGS	-	-	-	421,418	109,368	530,786
SHARES ISSUED FOR CASH -
WARRANT EXERCISE	25,000	5,000	-	-	-	5,000

BALANCE AT MARCH 31, 2012
(RESTATED - NOTE 10)	126,733,719	$50,038,530	$3,267,329	$(961,554)	$(32,761,429)	$19,582,876

BALANCE AT JANUARY 1, 2013	126,733,719	$50,038,530	$6,889,554	$(697,552)	$(34,652,026)	$21,578,506

TOTAL COMPREHENSIVE EARNINGS
(LOSS)	-	-	-	368,921	(1,734,114)	(1,365,193)
SHARE BASED PAYMENTS	-	-	87,126	-	-	87,126
FORFEITURE OF OPTIONS	-	-	(986,234)	-	986,234	-

BALANCE AT MARCH 31, 2013	126,733,719	$50,038,530	$5,990,446	$(328,631)	$(35,399,906)	$20,300,439

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5

SAMEX MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

	THREE MONTHS ENDED
	MARCH 31,
	2013	2012
		(RESTATED -
		NOTE 10)
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES

NET AND COMPREHENSIVE EARNINGS (LOSS)
FOR THE PERIOD	$(1,734,114)	$109,368
ADJUSTMENTS FOR NON-CASH ITEMS:
AMORTIZATION	10,792	8,567
GAIN ON GOLD AND SILVER BULLION	(9,063)	(494,292)
GOLD AND SILVER BULLION VAULT FEES	22	5,103
STOCK-BASED COMPENSATION	87,126	-
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	57,270	2,622
TRADE PAYABLES AND ACCRUED LIABILITIES	(139,228)	(33,872)

NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	(1,727,195)	(402,504)

INVESTING ACTIVITIES

EXPENDITURES ON EXPLORATION AND EVALUATION ASSETS	(712,227)	(1,668,454)
EXPENDITURES ON EQUIPMENT	(3,965)	(6,975)
PROCEEDS FROM GOLD AND SILVER BULLION	651,753	-

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(64,439)	(1,675,429)

FINANCING ACTIVITIES

PROCEEDS ON ISSUANCE OF COMMON SHARES -
NET OF SHARE ISSUE COSTS	-	5,000

NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-	5,000

EFFECTS OF FOREIGN EXCHANGE ON CASH	120,199	(3,425)

INCREASE (DECREASE) IN CASH FOR THE PERIOD	(1,671,435)	(2,076,358)

CASH, BEGINNING	2,756,359	3,991,264

CASH, ENDING	$1,084,924	$1,914,906

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

1.	Nature and continuance of operations

SAMEX Mining Corp. (the “Company”) was incorporated on December 15, 1967 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of exploration and evaluation assets in Chile. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “SXG”.

The head office and principal address of the Company is located at #301 - 32920 Ventura Ave., Abbotsford, British Columbia, Canada V2S 6J3. The Company’s registered address and records office is located at #3000 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3.

Basis of preparation and statement of compliance

These consolidated interim financial statements were approved for issuance by the directors of the Company on May 29, 2013. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our consolidated financial statements for the year ended December 31, 2012. We have prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our consolidated financial statements for the year ended December 31, 2012.

2.     GOLD AND SILVER BULLION

Gold and silver bullion are measured at fair value through the statement of comprehensive loss.

During the first quarter ended March 31, 2013, the Company sold its remaining gold and silver bullion for proceeds of $651,753 and does not currently hold any gold and silver bullion.

7

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

3.	Equipment
	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2012	$211,460	$78,501	$161,628	$451,589
Additions	1,352	2,528	85	3,965
At March 31, 2013	212,812	81,029	161,713	455,554

Depreciation
At December 31, 2012	153,331	66,439	132,653	352,423
Charge	5,806	1,054	3,932	10,792
At March 31, 2013	159,137	67,493	136,585	363,215

Currency Adjustment
At December 31, 2012	2,621	389	51	3,061
At March 31, 2013	4,653	721	309	5,683

Net book value
At December 31, 2012	60,750	12,451	29,026	102,227

At March 31, 2013	$58,328	$14,257	$25,437	$98,022

	Motor	Exploration	Office
	Vehicles	Equipment	Equipment	Total

Cost
At December 31, 2011	$206,341	$69,333	$151,200	$426,874
Additions	5,119	9,168	10,428	24,715
At December 31, 2012	211,460	78,501	161,628	451,589

Depreciation
At December 31, 2011	130,996	62,697	122,264	315,957
Charge	22,335	3,742	10,389	36,466
At December 31, 2012	153,331	66,439	132,653	352,423

Currency adjustment
At December 31, 2011	(20,122)	(1,772)	(7,728)	(29,622)
At December 31, 2012	2,621	389	51	3,061

Net book value
At December 31, 2011	55,223	4,864	21,208	81,295

At December 31, 2012	$60,750	$12,451	$29,026	$102,227

8

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS

					Miscellaneous	Balance	Balance
	Los Zorros	Chimberos	INCA	Espejismo	Properties -	March 31,	December 31,
					Chile	2013	2012

Property acquisition costs
Balance beginning of period	$1,310,469	$17,681	$1,942,009	$1,000	$1,000	$3,272,159	$3,307,284
Additions	675	1,808	15,031	-	-	17,514	122,526
Write-down due to impairment	-	-	-	-	-	-	(157,651)

Balance end of period	$1,311,144	$19,489	$1,957,040	$1,000	$1,000	$3,289,673	$3,272,159

Exploration and evaluation costs
Balance beginning of period	$12,109,711	$780,909	$1,976,303	$-	$-	$14,866,923	$9,090,627
Costs incurred during period
Drilling and sub-contracts	338,768	56,960	12,185	-	-	407,913	3,557,064
Field camp supplies	22,217	-	6,640	-	-	28,857	95,552
Geology, mapping, surveys - cash	-	-	-	-	-	-	369,842
Geology, mapping, surveys -
stock-based compensation	-	-	-	-	-	-	26,891
Legal	-	-	-	-	-	-	378
Property patent payments	55,439	19,909	70,663	4,302	-	150,313	148,679
Site/project administration	8,229	4,287	6,234	-	-	18,750	52,117
Travel and accommodation	502	2,008	-	-	-	2,510	95,814

	425,155	83,164	95,722	4,302	-	608,343	4,346,337

Other
Advance royalty payments	-	-	-	-	-	-	99,083
Value-added taxes	86,370	-	-	-	-	86,370	703,176
Write-down due to impairment	-	-	-	-	-	-	(57,799)
Currency adjustment	164,363	12,865	68,850	-	-	246,078	685,499

	250,733	12,865	68,850	-	-	332,448	1,429,959

Balance end of period	$12,785,599	$876,938	$2,140,875	$4,302	$-	$15,807,714	$14,866,923

Total	$14,096,743	$896,427	$4,097,915	$5,302	$1,000	$19,097,387	$18,139,082

9

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following is a description of the Group’s mineral exploration assets and the related spending commitments:

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement. Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.	Los Zorros Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by option contracts.

Minera Ojos del Salado Purchase – The Company acquired a 100% interest in mineral interests for U.S. $50,000 (paid). The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the mineral interests.

Hochschild Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $230,000 (paid). The concessions are subject to a net smelter royalty (“NSR”) of up to 2%. The Company has the option to buyout the NSR at any time for U.S. $1,800,000. As the concessions were not in production as at December 31, 2007, the Company was required to pay annual advance NSR payments of U.S. $100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of U.S. $500,000 (U.S. $500,000 paid). The advance NSR payments are recoverable from future NSR payments.

San Estaban Option – The Company acquired a 100% interest in mineral interests for consideration of option payments totaling U.S. $200,000 (paid). A 1.5% NSR was retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions above comprising the Los Zorros property are subject to a bonus of U.S. $150,000 payable within one year from the date of commencement of commercial production on the concessions and to a 0.25% NSR.

Aravena Option – The Company had an option to acquire a 100% interest in mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 due on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. The Company did not exercise the Aravena Option and did not make the final option payment. An impairment of $201,407 was recorded during the year ended December 31, 2012.

ii	Chimberos Property – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction.
10

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

4.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

CHILE (CONTINUED)

iii.	INCA Property – As described below, the Company has a 100% interest in mineral concessions acquired by staking, purchase at government auction, and purchase and option agreements:

Araya Option – The Company acquired a 100% interest in mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling U.S. $300,000 (paid). A 1% NSR was retained by the vendor for a period of 20 years, however the Company has entered into an agreement to buy out the 1% NSR by making ten payments totaling U.S. $50,000 as follows: U.S. $5,000 due August 31, 2012 (paid); U.S. $5,000 due October 4, 2012 (paid); U.S. $5,000 due November 4, 2012 (paid); U.S. $5,000 due December 4, 2012 (paid); U.S. $5,000 due January 4, 2013 (paid); U.S. $5,000 due February 4, 2013 (paid); U.S. $5,000 due March 4, 2013 (paid); U.S. $5,000 due April 4, 2013 (paid); U.S. $5,000 due May 4, 2013 (paid); and U.S. $5,000 due June 4, 2013.

Rojas Option/Purchase – The Company acquired a 100% interest in mineral concessions for consideration of U.S. $ 300,000 (paid).

iv .

Espejismo Prospects – The Company has a 100% interest in mineral concessions acquired by staking and purchasing concessions at government auction. The property is inactive and no exploration is planned until additional concessions are aquired.

v .	Miscellaneous Property Interests - The Company holds mineral concessions for possible future evaluation. The mineral concessions are inactive and no exploration is currently planned.

BOLIVIA

The Eskapa, El Desierto and Santa Isabel properties in Bolivia have been on "care and maintenance" status since the Company suspended its exploration activities in Bolivia in 2009. Subsequent to the year ended December 31, 2012, the Company decided to commence closure of its Bolivian subsidiaries and not pay the patents due on the properties and consequently the Eskapa, El Desierto and Santa Isabel properties were written off at December 31, 2012.

5.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Unlimited number of Preferred Shares - In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued. The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any. The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

11

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	SHARE CAPITAL (CONTINUED)

Warrants
Balance		Balance	Issued	Balance
Dec. 31,	Issued/	Dec. 31,	(Exercised)/	Mar. 31,	Exercise
2011	(Exercised)	2012	(Expired)	2013	Price	Term to

621,250	(621,250)	-	-	-	$1.00	Mar. 16, 2012
2,649,500	(25,000)	2,624,500	-	2,624,500	$0.20	Mar. 24, 2014
1,823,688		1,823,688	-	1,823,688	$0.35	Jul. 8, 2014
17,583,720	-	17,583,720	-	17,583,720	$0.70	Nov. 2, 2014

22,678,158	(646,250)	22,031,908	-	22,031,908

As at March 31, 2013, the weighted average remaining life of the share purchase warrants is 1.55 years and the weighted average exercise price is $0.61.

Stock options

The Company maintains a “rolling” incentive stock option plan (the “Plan”) which authorizes the issuance of common shares to qualified option holders under the Plan. The Plan, which was approved by shareholders at the Annual General Meeting held on June 7, 2011, authorizes the Board of Directors to grant options to purchase common shares of the Company to any person who is an employee, director, officer, or consultant for the Company or one of its subsidiaries and who is not otherwise prevented from receiving the Option under the terms of applicable policy of the TSX-V, or a company which is owned by one or more such individuals (an “Eligible Person”). The maximum number of Common Shares which may be reserved for issuance under the Plan is 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance under any other existing stock options or similar share compensation arrangement to persons who are eligible to receive options under the Plan. The maximum number which may be reserved for issuance to any one person under the Plan is 5% (unless otherwise approved by a majority of disinterested shareholders, which approval has not been sought or granted).  The Board is entitled, subject to the requirements of applicable TSX-V policy, to set the exercise price of each option (provided it is greater than the minimum prescribed under TSX-V Policy), the term during which it may be exercised (to a maximum of 10 years) and any vesting provisions as they may deem appropriate and as are in compliance with TSX-V policy. Any options granted under the Plan are exercisable only while the holder remains an Eligible Person or the time period determined by the Board after ceasing to be an Eligible Person, and are not assignable or transferable other than by will or the laws of descent and distribution.

12

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

5.	Share capital (CONTINUED)

Stock options (continued)

	Granted		Granted
Balance	(Exercised)/	Balance	(Exercised)/	Balance
Dec. 31,	(Expired) or	Dec. 31,	(Expired) or	Mar. 31,	Exercise
2011	(Cancelled)	2012	(Cancelled)	2013	Price	Term to

50,000	(50,000)	-	-	-	$0.80	Sep. 24, 2012
100,000	(100,000)	-	-	-	$1.40	Dec. 4, 2012
60,000	(60,000)	-	-	-	$0.70	Dec. 20, 2012
100,000	(100,000)	-	-	-	$0.70	Dec. 29, 2012
60,000	-	60,000	-	60,000	$0.20	Jan. 15, 2014
110,000	-	110,000	-	110,000	$0.35	Jan. 29, 2015
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr. 20, 2015
430,000	-	430,000	-	430,000	$0.35	Sep. 16, 2015
1,640,000	-	1,640,000	-	1,640,000	$0.85	May 2, 2016
1,170,000	-	1,170,000	-	1,170,000	$0.84	Feb. 23, 2017
-	100,000	100,000	(100,000)	-	$0.50	Jun. 5, 2017
-	-	-	750,000	750,000	$0.14	Mar. 1, 2018
3,255,000	-	3,255,000	-	3,255,000	$0.20	Sep, 2, 2019
200,000	-	200,000	-	200,000	$0.70	Jan 6, 2021
2,425,000	(525,000)	1,900,000	(750,000)	1,150,000	$1.50	May 2, 2021

11,555,000	(735,000)	10,820,000	(100,000)	10,720,000

As at March 31, 2013, the weighted average remaining contractual life of the options is 4.70 years and the weighted average price is $0.56.

Stock-Based Compensation – During the first quarter ended March 31, 2013, the Company granted 750,000 stock options at $0.14 per share with a fair value on the grant date of $87,126 which was expensed in the statement of comprehensive loss in the category “Stock-Based Compensation”. The following assumptions were used for the Black-Scholes valuation of the stock options granted: Expected dividend rate – 0%; Expected stock price volatility – 121%; Risk-free interest rate – 1.56%; Expected life of options – 5 years.

During the first quarter ended March 31, 2013, a total of 750,000 stock options with an exercise price of $1.50 were cancelled/forfeited by employees and a consultant who were terminated pursuant to a change in the Company’s management on January 15, 2013 and 100,000 stock options with an exercise price of $0.50 expired.

6.	Related party transactions

Key management personnel compensation – During the three months ended March 31, 2013, salaries for employees and a consultant who were former directors or officers of the Company prior to January 15, 2013 totaled $19,742. During the three months ended March 31, 2013, severance totaling $1,188,000 was paid to employees and a consultant who were former directors or officers of the Company who were terminated pursuant to the change in management effected January 15, 2013.

13

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

6.	RELATED PARTY TRANSACTIONS (CONTINUED)

Consulting fees – During the three months ended March 31, 2013, three new directors were each paid U.S. $4,167 for serving in their capacity of directors from January 15 to March 31, 2013. During the three months ended March 31, 2013, consulting fees of $37,350 were paid to consultants in their capacity as interim officers of the Company.

Stock-based compensation – During the three months ended March 31, 2013, the Company granted a total of 750,000 stock options at $0.14 per share with a fair value of $87,126 to three new directors of the Company.

Professional fees – A former director of the Company, provided legal services to us through Leschert & Company Law Corporation. While still a director of the Company, Leschert & Company charged $21,084 for legal services during the three months ended March 31, 2013.

7.	Financial risk management

Financial Risk Management - The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada and a major bank in Chile which is a subsidiary of a major Canadian bank. The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile as required to fund the Company’s budgeted exploration activities in these countries. As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada and Chile and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency. The Company has obligations and commitments in Canadian dollars and other currencies including the Chilean peso and U.S. dollars. Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets. The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company. The Company does not use hedging to manage its currency risk.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in Chilean pesos:

	March 31,	December 31,
	2013	2012

Cash	$312,103	$38,148
Accounts receivable	4,196	5,500
Accounts payable	(22,412)	(124,644)

	$293,887	$(80,996)

As at March 31, 2013, a 10% change in the Chilean peso to Canadian dollar exchange rate would impact the Company’s net loss by $29,389.

14

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	Financial risk management (CONTINUED)

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Price Risk – The Company is exposed to price risk with respect to commodity prices, particularly gold, silver and copper. The Company monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Interest Rate Risk - Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Capital Management - The Company identifies capital as cash and share capital. The Company raises capital through private placement and public share offerings. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn. There are no externally imposed capital restrictions.

Classification of financial instruments - Financial assets included in the statements of financial position are as follows:

	March 31,	December 31,
	2013	2012

Cash	$1,084,924	$2,756,359
Loans and receivables
Other receivables	74,726	131,996
Financial assets classified at fair value
Gold and silver bullion	-	642,690

	$1,159,650	$3,531,045

Financial liabilities included in the statements of financial position are as follows:

	March 31,	December 31,
	2013	2012

Financial liabilities
Trade payables and accrued liabilities	$54,620	$193,848

15

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

7.	Financial risk management (CONTINUED)

Fair value - The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities (cash and gold and silver bullion are Level 1 financial instruments);
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data .

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2013 and December 31, 2012:

	As at March 31, 2013
	Level 1	Level 2	Level 3

Cash	$1,084,924	$-	$-
Gold and silver bullion	-	-	-

	$1,084,924	$-	$-

	As at December 31, 2012
	Level 1	Level 2	Level 3

Cash	$2,756,359	$-	$-
Gold and silver bullion	642,690	-	-

	$3,399,049	$-	$-

16

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

8.	Segmented information

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Company’s equipment and exploration and evaluations assets are located in the following geographic locations:

	As at March 31, 2013
	Canada	South America	Total

Equipment	$18,105	$79,917	$98,022
Exploration and evaluation assets	$-	$19,097,387	$19,097,387

	As at December 31, 2012
	Canada	South America	Total

Equipment	$19,887	$82,340	$102,227
Exploration and evaluation assets	$-	$18,139,082	$18,139,082

The additions to the Company’s equipment and exploration and evaluation assets were in the following geographic locations:

	As at March 31, 2013
	Canada	South America	Total

Equipment	$-	$3,965	$3,965
Exploration and evaluation assets	-	712,227	712,227

	$-	$716,192	$716,192

	As at December 31, 2012
	Canada	South America	Total

Equipment	$6,655	$18,060	$24,715
Exploration and evaluation assets	-	5,271,122	5,271,122

	$6,655	$5,289,182	$5,295,837

17

SAMEX MINING CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(EXPRESSED IN CANADIAN DOLLARS - UNAUDITED)

9.	EVENTS AFTER THE REPORTING DATE

Subsequent to the three months ended March 31, 2013, on April 2, 2013, U.S. $78,429 was paid to Sasco Partners, LP, controlled by Sasan Sadeghpour, a director of the Company, to reimburse for legal fees.

Subsequent to the three months ended March 31, 2013, on April 3, 2013, the Company granted stock options on a total of 300,000 shares at $0.16 per share and, on April 15, 2013, a total of 125,000 stock options with exercise prices from $0.20 to $1.50 expired.

10.	RESTATEMENT

During the year ended December 31, 2012, management concluded that the functional currency of Minera Samex Chile S.A. is the Chilean peso and not the Canadian dollar as it was previously designated to be and accounted for this accordingly in the annual consolidated financial statements.

In consideration of the effects of the difference in foreign exchange translation, to reflect the Chilean peso being identified as the functional currency of Minera Samex Chile S.A. and so that the amounts reported in the interim consolidated financial statements are comparable, the consolidated interim statements of comprehensive loss, shareholders’ equity and cash flows for the three months ended March 31, 2012 have been restated to reflect the Chilean peso as the functional currency of Minera Samex Chile S.A.

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